December 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E. Washington, D.C. 20549

Attention:	Ameen Hamady
Shannon Menjivar

Re:	MYR GROUP INC.
Form 10-K for the year ended December 31, 2022
Filed on February 22, 2023 File No. 001-08325

Ladies and Gentlemen:

This letter sets forth the responses of MYR Group Inc. (the “Company,” “we,” “us,” and “our”) to the comment letter dated November 13, 2023 (the “Comment Letter”) received from the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (File No. 001-08325), filed with the Commission on February 22, 2023 (the “Form 10-K”). For the staff of the Commission’s (the “Staff”) convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Capitalized terms not otherwise defined in this letter have the meaning given to them in the above referenced filing.

Form 10-K for the year ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Comment 1:

We note your disclosure related to your discussion and financial condition and results of operations on both the consolidated and segment levels. Please enhance your disclosures comparing your results of operations to provide a more robust analysis of the underlying reasons and factors materially impacting your results of operations. Please clearly quantify the dollar impact of all material factors including from acquisitions in order for investors to fully understand the impacts on your results of operations. Furthermore, please ensure your disclosures discuss the main cost drivers affecting your operating expenses and quantify in dollars how those increases/decreases in costs impacted your consolidated and segment amounts including impact on margins during each period presented, as well as management’s expectations of how they may impact future results. This comment is also applicable to any interim results of operations presented on a quarterly basis. Please refer to Item 303(b)(2) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 7, 2023

Response:
The Company respectfully acknowledges the Staff’s comment and undertakes that in future periodic reports, we will enhance our disclosures comparing results of our operations to provide a more robust analysis of the underlying reasons and factors materially impacting our results of operations, by quantifying the impact of all material factors, to the extent they are quantifiable, how they impacted our consolidated and segment results, and management’s expectations of how they may impact future results.
In future filings we will provide additional disclosures to enable an investor to better understand the overall impact of material cost drivers, including the net, positive and negative percentage impact of significant changes in our estimated gross profit that had a material impact on our consolidated gross margins and segment operating income, along with the underlying components of those changes in costs in order of quantitative significance.
Additionally, in future filings we will provide a more detailed breakout of the changes between periods in our consolidated and segment operating results to include additional information by providing the dollar impact of each of our material revenue drivers as well as material impacts from acquisitions.
Set forth below is an example of how we intend to enhance our disclosure in future filings, using the discussion and analysis found on pages 33 to 35 of the Form 10-K relating to “Revenues”, “Gross margin”, “Selling, general and administrative expenses” and “Segment Results”.
Revenues.   Revenues increased $510.2 million, or 20.4%, to $3.01 billion for the year ended December 31, 2022 from $2.50 billion for the year ended December 31, 2021. The increase was primarily due to an increase of $277.0 million in revenue on transmission projects, an increase of $167.2 million in revenues on distribution projects, including incremental distribution revenues of $79.6 million from the acquired Powerline Plus Companies, and an increase of $66.1 million in C&I revenue, across certain geographical areas.
Gross margin.   Gross margin decreased to 11.4% for the year ended December 31, 2022 from 13.0% for the year ended December 31, 2021. The decrease in gross margin was primarily due to overall cost increases mainly associated with supply chain disruptions and inflation. Gross margin was also impacted by significant changes in our estimated gross profit on certain projects resulting in a net gross margin decrease of 0.4% for the year ended December 31, 2022. These significant estimate changes negatively impacted gross margin by 0.8% and largely related to labor and equipment inefficiencies, unfavorable change order adjustments and inclement weather experienced on certain projects. In addition, significant estimate changes positively impacted gross margin by 0.4% and mainly related to favorable job close outs, better-than-anticipated productivity and favorable change order adjustments. Significant changes in estimates of gross profit on certain projects resulted in a net gross margin increase of 0.4% for the year ended December 31, 2021.
Selling, general and administrative expenses.   SG&A was $222.4 million for the year ended December 31, 2022, an increase of $15.2 million from $207.2 million for the year ended December 31, 2021. The year-over-year increase was primarily due to $10.9 million of incremental SG&A expense related to the acquisition of the Powerline Plus Companies. The remaining year-over-year increase in SG&A of $4.3 million was primarily due to an increase in employee-related expenses to support the growth in our operations, partially offset by a decrease in employee incentive compensation costs.
Transmission & Distribution
Revenues for our T&D segment for the year ended December 31, 2022 were $1.75 billion compared to $1.30 billion for the year ended December 31, 2021, an increase of $444.2 million, or 34.1%. The increase in revenue was primarily related to an increase of $277.0 million in revenue on transmission projects and an increase of $167.2 million in revenues on distribution projects, including incremental distribution revenues of $79.6 million from the acquired Powerline Plus Companies.
Operating income for our T&D segment for the year ended December 31, 2022 was $138.9 million compared to $132.7 million for the year ended December 31, 2021, an increase of $6.2 million, or 4.6%. The increase in T&D operating income from the prior year was primarily due to higher revenues as discussed above. As a percentage of revenues, operating income for our T&D segment was 8.0% for the year ended December 31, 2022 compared to 10.2% for the year ended December 31, 2021. T&D operating income was negatively impacted by an additional $6.7 million of amortization related to certain intangibles acquired with the Powerline Plus Companies. T&D operating income margin was also impacted by significant changes in our estimated gross profit on certain projects resulting in a net operating income margin decrease of 0.1% for the year ended December 31, 2022. Significant estimated gross profit changes negatively impacted T&D operating income as a percentage of revenues by 0.3%

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 7, 2023

and largely related to labor inefficiencies, inclement weather and an unfavorable change order adjustment on a project. Operating income was also negatively impacted by overall cost increases from supply chain disruptions and inflation. These decreases were partially offset by positive significant estimated gross profit changes totaling 0.2% of revenues mostly related to a favorable job close-out. During the year ended December 31, 2021, T&D operating income margin was impacted by significant changes in our estimated gross profit on certain projects resulting in a net operating income margin increase of 0.7%.
Commercial & Industrial
Revenues for our C&I segment for the year ended December 31, 2022 were $1.26 billion compared to $1.20 billion for the year ended December 31, 2021, an increase of $66.1 million, or 5.5%, primarily due to an increase in revenue in certain geographic areas. The increase in revenue included an increase of $88.0 million in revenue on fixed priced contracts and an increase of $4.9 million in revenues on unit price work, offset by a decrease of $26.8 million on T&E contracts.
Operating income for our C&I segment for the year ended December 31, 2022 was $43.2 million compared to $54.4 million for the year ended December 31, 2021, a decrease of $11.2 million, or 20.7%. The year-over-year decrease in operating income was primarily due to overall cost increases mainly associated with supply chain disruptions and inflation. Operating income, as a percentage of revenues, for our C&I segment decreased to 3.4% for the year ended December 31, 2022 from 4.5% for the year ended December 31, 2021. C&I operating income margin was impacted by significant changes in our estimated gross profit on certain projects resulting in a net operating income margin decrease of 0.7% for the year ended December 31, 2022. Significant estimated gross profit changes negatively impacted C&I operating income as a percentage of revenues by 1.4% and largely related to labor inefficiencies on certain projects and an unfavorable change order adjustment on a project. These decreases were partially offset by positive significant estimated gross profit changes totaling 0.7% of revenues mostly related to better-than-anticipated productivity on various projects, favorable change order adjustments and a favorable job close out. During the year ended December 31, 2021, C&I operating income margin was impacted by significant changes in our estimated gross profit on certain projects resulting in a net operating income margin increase of 0.1%.
Furthermore, in future filings we intend to revise the Outlook section to more specifically articulate the factors that we believe may impact future results. As an example, we would have rewritten the final sentence of the second paragraph of our “Outlook” found on page 29 of the Form 10-K, as follows.
However, we expect our financial results, in both of our segments, to continue to be affected by delays and cost volatility through 2024, due to supply chain disruptions, inflationary pressures, tariffs and regulatory slowdowns. These factors will cause us to carry impacted projects at lower margins until their completion and may result in decelerations in project opportunities and awards.

The Company believes the proposed presentation meets the criteria of Item 303(b)(2) of Regulations S-K and Section 501.12 of the Financial Reporting Codification.

12. Revenue Recognition
Remaining Performance Obligations, page 69
Comment 2:
We note that a “vast majority” of your $2.3 billion remaining performance obligations will be recognized in 24 months of which approximately $452 million will be recognized within the next 12 months based on your disclosure on page 70. Considering your MSAs and contracts could span between 1 to 3 years, please tell us in what periods you expect to recognize the remaining $1.9 billion that would be included in the “vast majority” and how your current disclosures reflect the appropriate time bands for your arrangements. In that regard, please tell us how you considered disclosure around revenue expected to be recognized within 1 year, 2 years and 3 years. Refer to ASC 606-10-50-13(b).
Response:
The Company respectfully advises the Staff that of the $2.3 billion in remaining performance obligations, we expect approximately $1.9 billion or 80% of the remaining performance obligations to be recognized within twelve months and at least 95% of our total remaining performance obligations to be recognized

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 7, 2023

within twenty-four months. The timing of when our remaining performance obligations are recognized is evaluated quarterly and is largely driven by the timing and duration of the underlying projects, which can vary considerably and are impacted by multiple variables, many of which are beyond our control. Variables impacting the timing of when we will recognize our remaining performance obligations include but are not limited to: changes in the estimated versus actual start time of a project; the availability of labor, equipment and materials; changes in project workflow; weather; project delays and accelerations; and the timing of final contract settlements. Given the uncertainties and potential fluctuations, we believe our disclosed time bands of within and after twelve months accurately represent how revenues associated with our remaining performance obligations will ultimately be recognized and thus provide meaningful information to the users of our financial statements. Given the expected timing of our remaining performance obligations and the immaterial amount expected to be recognized in the third year, we believe our disclosure fairly describes our expectations for revenue recognition over the period of our typical performance obligations. If the timing of our performance obligations change and cause our expected remaining performance obligations estimated to be recognized after twenty-four months to become material, the Company will expand our disclosure to include additional time periods.
In response to the Staff’s comment, the Company respectfully requests to include the proposed expanded and enhanced disclosure found on page 69 and 70 of the Form 10-K relating to “Remaining Performance Obligations” in future filings beginning with Form 10-K for the year ended December 31, 2023 in substantially the same format as detailed below:
Remaining Performance Obligations
On December 31, 2022, the Company had $2.33 billion of remaining performance obligations. The Company’s remaining performance obligations include projects that have a written award, a letter of intent, a notice to proceed or an agreed-upon work order to perform work on mutually accepted terms and conditions. The timing of when remaining performance obligations are recognized is evaluated quarterly and is largely driven by the estimated start date and duration of the underlying projects.
The following table summarizes the total amount of remaining performance obligations as of December 31, 2022 that the Company expects to be realized, the amount of the remaining performance obligations that the Company reasonably estimates will be recognized within the next twelve months, and the amount estimated to be recognized after the next twelve months.

	Remaining Performance Obligations as of December 31, 2022
(in thousands)	Total	Amount estimated to be recognized within 12 months	Amount estimated to be recognized after 12 months
T&D	$898,617	$782,736	$115,881
C&I	1,428,257	1,092,322	335,935
Total	$2,326,874	$1,875,058	$451,816
The Company estimates approximately 95% or more of the remaining performance obligations will be recognized within twenty-four months, including approximately 80% of the remaining performance obligations estimated to be recognized within twelve months, although the timing of the Company’s performance is not always under its control. The timing of when remaining performance obligations are recognized by the Company can vary considerably and is impacted by multiple variables including, but not limited to: changes in the estimated versus actual start time of a project; the availability of labor, equipment and materials; changes in project workflow; weather; project delays and accelerations; and the timing of final contract settlements. Additionally, the difference between the remaining performance obligations and backlog is due to the exclusion of a portion of the Company’s MSAs under certain contract types from the Company’s remaining performance obligations as these contracts can be canceled for convenience at any time by the Company or the customer without considerable cost incurred by the customer. Additional information related to backlog is provided in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this Annual Report.
The Company believes the proposed presentation is responsive to the Staff’s comment by providing users of the financial statements with additional information as to the amount and timing as well as trends relating to the amounts and expected timing of revenue to be recognized from remaining performance obligations and meets the criteria of ASC 606-10-50-13(b).

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 7, 2023

* * * * * * *
If you have any questions regarding the foregoing or would like to discuss further any of the matters raised in this response letter, please feel free to contact Timothy J. Melton of Jones Day at (313) 230-7969.

Very truly yours,

/s/ Kelly M. Huntington
Senior Vice President and Chief Financial Officer

cc:	William F. Fry, MYR Group Inc.
Timothy J. Melton, Jones Day